Ex99.22

CONDENSED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2020 and 2019

(expressed in Canadian dollars)

ROUTEMASTER CAPITAL INC.

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada (CPA Canada) for a review of interim financial statements by an entity’s auditor.

Routemaster Capital Inc.

Table of Contents

Condensed interim statements of financial position	4
Condensed interim statements of operations and comprehensive income (loss)	5
Condensed interim statements of cash flows	6
Condensed interim statements of changes in equity	7
Notes to the condensed interim financial statements	8-17

Routemaster Capital Inc.

Condensed Interim Statements of Financial Position

(Expressed in Canadian dollars - unaudited)

	Note	June 30,	December 31,
		2020 $	2019 $
Assets
Cash	9	40,174	4,762
Public investments, at fair value through profit and loss	3,9	697,448	623,275
Prepaid expenses and deposits	4,9	3,103	8,422
Total assets		740,725	636,459

Liabilities
Accounts payable and accrued liabilities	5,9,11	1,429,490	1,802,024
Total liabilities		1,429,490	1,802,024

(Deficiency) Equity
Common shares	7	19,303,598	18,820,850
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	8	469,272	359,408
(Deficit)		(24,782,985)	(24,667,173)
Total (deficiency)		(688,765)	(1,165,565)
Total liabilities and deficiency		740,725	636,459
Nature of operations and going concern	1
Commitments and contingencies	12

Approved on behalf of the Directors:

“Tito Gandhi”	“Fred Leigh”
Director	Director

See accompanying notes to these condensed interim financial statements

Condensed Interim Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian dollars - unaudited)

	Note	Three months ended June 30,		Six months ended June 30,
		2020 $	2019 $	2020 $	2019 $
Revenues
Realized gain (loss) on investments, net		4,240	(125,718)	(197,863)	(404,356)
Unrealized gain (loss) on investments, net		279,670	(324,402)	286,165	(345,917)
Interest income		-	-	-	2,037
Total revenue		283,910	(450,120)	88,302	(748,236)
Expenses
Operating, general and administration	6	74,553	198,153	201,161	401,463
Transaction costs		141	215	1,592	2,106
Foreign exchange (gain) loss		(5,924)	(4,492)	1,361	(6,148)
Total expenses		68,770	193,876	204,114	397,421

Net income (loss) and comprehensive income (loss) for the period		215,140	(643,996)	(115,812)	(1,145,657)

Income (loss) per share
Basic and diluted		0.01	(0.02)	(0.00)	(0.03)

Weighted average number of shares outstanding:
Basic and diluted		42,612,532	41,513,631	42,063,082	41,513,631

See accompanying notes to these condensed interim financial statements

Routemaster Capital Inc.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian dollars - unaudited)

		Six months ended June 30,
	Note	2020 $	2019 $
Cash (used in) provided by operations:
Net loss for the year		(115,812)	(1,145,657)
Adjustments to reconcile net income to cash (used in) operating activities:
Realized loss on investments, net		197,863	404,356
Unrealized (gain) loss on investments, net		(286,165)	345,917
Unrealized loss (gain) on foreign exchange		1,360	(6,154)
		(202,754)	(401,538)
Adjustment for:
Purchase of investments		(65,000)	-
Disposal of investments		79,130	278,125
Change in receivables		-	(521)
Change in prepaid expenses and deposits		5,319	8,100
Change in accounts payable and accrued liabilities		(373,901)	106,815
Net cash (used in) provided from operating activities		(557,206)	(9,019)

Financing activities
Proceeds from issuance of shares/units	7	600,000	-
Share issuance costs	7	(7,388)	-
Net cash provided by financing activities		592,612	-

Effect of exchange rate changes on cash		6	(630)

Change in cash		35,412	(9,649)
Cash, beginning of period		4,762	11,103
Cash, end of period		40,174	1,454

See accompanying notes to these condensed interim financial statements

Routemaster Capital Inc.

Condensed Interim Statements of Changes in (Deficiency) Equity

(Expressed in Canadian dollars - unaudited)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Warrants	Share-based Payments Reserve	Retained Earnings (Deficit)	Total
Balance, December 31, 2019	41,513,631	$18,820,850	4,500,000	$4,321,350	$198,969	$160,439	$359,408	$(24,667,173)	$(1,165,565)
Private Placement	20,000,000	600,000	-	-	-	-	-	-	600,000
Warrants issued	-	(109,953)	-	-	-	109,953	109,953	-	-
Broker warrants issued	-	-	-	-	-	1,548	1,548	-	1,548
Share and warrant issue costs	-	(7,299)	-	-	-	(1,637)	(1,637)	-	(8,936)
Net (loss) for the period	-	-	-	-	-	-	-	(115,812)	(115,812)
Balance, June 30, 2020	61,513,631	$19,303,598	4,500,000	$4,321,350	$198,969	$270,303	$469,272	$(24,782,985)	$(688,765)

Balance, December 31, 2018	41,513,631	$18,820,850	4,500,000	$4,321,350	$233,641	$240,539	$474,180	$(23,274,607)	$341,773
Expiration of options	-	-	-	-	(34,672)	-	(34,672)	34,672	-
Net (loss) for the period	-	-	-	-	-	-	-	(1,145,657)	(1,145,657)
Balance, June 30, 2019	41,513,631	$18,820,850	$4,500,000	$4,321,350	$198,969	$240,539	$439,508	$(24,385,592)	$(803,884)

See accompanying notes to these condensed interim financial statements

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and six months ended June 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

1.	Nature of operations and going concern

Routemaster Capital Inc. (the “Company” or “Routemaster”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The Company sold its sole subsidiary on December 29, 2015 and completed a change of business (“COB”) to a tier 2 investment issuer under the rules of the TSXV on September 16, 2016. The Company’s head office is located at 65 Queen Street West, 8th Floor, Toronto, Ontario, Canada, M5H 2M5.

These condensed interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. For the six months ended June 30, 2020, the Company incurred a net (loss) of $(115,812) and as at June 30, 2020, reported an accumulated deficit of $24,782,985 and working capital deficiency of $688,765, including $40,174 in cash. The Company’s current source of operating cash flow is dependent on the marketability of its investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

2.	Significant accounting policies

(a)	Statement of compliance

These condensed interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the annual audited financial statements for the years ended December 31, 2019 and 2018, which was prepared in accordance with IFRS as issued by the IASB.

These condensed interim financial statements of the Company were approved for issue by the Board of Directors on July 31, 2020.

(b)	Basis of preparation

The Company’s functional and presentation currency is the Canadian dollar (“$”). Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains and losses are included in operations.

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and six months ended June 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

2.	Significant accounting policies (continued)

(c)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim financial statements are as follows:

(i)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value. Refer to Notes 3 and 9 for further details.

(ii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 9 for further details.

(iii)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk- free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

(iv)	Investment entity

Management has determined that the Company qualifies for the exemption from consolidation given that the Company has the following typical characteristics of an investment entity:

(a)	obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services;

(b)	commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

(c)	measures and evaluates the performance of substantially all of its investments on a fair value basis.

(v)	Contingencies (See Note 12 for details)

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and six months ended June 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

2.	Significant accounting policies (continued)

(d)	New accounting change

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2020. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

During the six months ended June 30, 2020, the Company adopted IAS 1. The adoption of this new standard did not have any material impact on the Company’s condensed interim financial statements.

3.	Investments, at fair value through profit and loss

At June 30, 2020, the Company’s investment portfolio consisted of three publicly traded investments for a total fair value of $697,448.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
QuestCap Inc.	(i)	55,000 common shares	6,600	8,250	1.2%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	590,948	84.7%
Yukoterre Resources Inc.	(i)	982,500 common shares	49,125	98,250	14.1%
Total public investments			$2,717,977	$697,448	100.0%

(i)	An insider and an officer of the Company is a director and officer of the investee corporation as at June 30, 2020
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

At December 31, 2019, the Company’s investment portfolio consisted of four publicly traded investments for a total fair value of $623,275.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
ARHT Media Inc.		125,000 warrants expire Feb 1, 2020	$14,318	$-	0.0%
Fura Gems Inc.	(i)	780,000 common shares	253,400	128,700	20.6%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	404,575	65.0%
Yukoterre Resources Inc.	(i)	1,000,000 common shares	50,000	90,000	14.4%
Total public investments			$2,929,970	$623,275	100.0%

(i)	An insider and a former officer of the Company is a director and officer of the investee corporation as at December 31, 2019.
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

4.	Prepaid expenses and deposits

	30-Jun-20	31-Dec-19
Prepaid insurance	$3,103	$8,422
	$3,103	$8,422

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and six months ended June 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

5.	Accounts payable and accrued liabilities

	30-Jun-20	31-Dec-19
Corporate payables	$853,111	$1,131,098
Related party payable (Note 11)	576,379	670,926
	$1,429,490	$1,802,024

6.	Expense by nature

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Management and consulting fees	$38,593	$145,788	$112,463	$292,249
Travel and promotion	5,102	14,032	9,663	21,871
Office and rent	20,289	18,637	40,630	41,035
Accounting and legal	11,229	18,182	31,675	34,094
Regulatory and transfer agent	(732)	1,514	6,658	12,214
	$74,481	$198,153	$201,089	$401,463

7.	Share Capital

Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2017 to 2019	41,513,631	$18,820,850
Private placement financing	20,000,000	600,000
Warrants issued	-	(109,953)
Share issuance costs allocated to shares	-	(7,299)
Balance, June 30, 2020	61,513,631	$19,303,598

On June 26, 2020, the Company closed a non-brokered private placement financing and issued 20,000,000 units for gross proceeds of $600,000. Each unit consists of one common share of the Company and one half common share purchase warrant. Each warrant entitling the holder to acquire one additional common share of the Company at an exercise price of $0.05 for a period of 24 months from issuance. In connection with the closing of the Offering, the Company has paid finder’s fees of $3,150 in cash and 105,000 finder’s warrants to certain finders. Each Finder Warrant will entitle the holder thereof to purchase one common share at a price of $0.05 for a period of 24 months from the date of the closing of the Offering. The issue date fair value of the warrants and broker warrants was estimated at $109,953 and $1,548 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 118.1%; risk-free interest rate of 0.29% and an expected life of 2 years. The Company also paid additional share and warrant issue costs of $4,238.

Of the total subscriptions, 7,771,940 units were acquired by companies controlled by an insider of the Company, a company controlled by a director and officer of the Company and by a director and officer of the Company. Each such placement to those persons constitutes a “related party transaction” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the placements as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61-101). Further details will be included in a material change report to be filed by the Company.

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and six months ended June 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

8.	Share-based payments reserves

	Options			Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2018	2,225,000	$0.18	$233,641	4,446,153	$0.19	$240,539	$474,180
Expired	(160,000)	0.35	(34,672)	(600,000)	0.10	(80,100)	(114,772)
December 31, 2019	2,065,000	$0.17	$198,969	3,846,153	$0.20	$160,439	$359,408
Granted	-	-	-	10,105,000	0.05	111,501	111,501
Warrant issued costs	-	-	-	-	-	(1,637)	(1,637)
June 30, 2020	2,065,000	$0.17	$198,969	13,951,153	$0.09	$270,303	$469,272

As at June 30, 2020, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,846,153	12-Jun-17	12-Jun-22	$0.20	$161,789	$0.12	79.9%	5	0%	1.04%
Warrants	10,000,000	26-Jun-20	26-Jun-22	$0.05	$109,953	$0.03	118.1%	2	0%	0.29%
Broker warrants	105,000	26-Jun-20	26-Jun-22	$0.05	$1,548	$0.03	118.1%	2	0%	0.29%
Warrant issue costs					$(2,987)
	13,951,153			$0.09	$270,303

9.	Financial instruments

Financial assets and financial liabilities as at June 30, 2020 are as follows:

	Loans, receivables and (other financial liabilities)	Assets /(liabilities) at fair value through profit/(loss)	Total
June 30, 2020
Cash	$40,174	$-	$40,174
Public investments	-	697,448	697,448
Accounts payable and accrued liabilities	(1,429,490)	-	(1,429,490)

Routemaster’s operations involve the purchase and sale of securities. Accordingly, the majority of the Company’s assets are currently comprised of financial instruments which can expose it to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits. Financial instruments included in receivables consist of interest and amounts receivable of $Nil at June 30, 2020 (December 31, 2019 - $nil).

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and six months ended June 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

9.	Financial instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As at June 30, 2020, the Company had assets of $740,725 (December 31, 2019 - $636,459) to settle current liabilities of

$1,429,490 (December 31, 2019 - $1,802,024).

The following table shows the Company’s source of liquidity by assets as at June 30, 2020.

June 30, 2020
	Total	Less than 1 year	1-3 years
Cash	$40,174	$40,174	$-
Public investments	697,448	697,448	-
Prepaid expenses	3,103	3,103	-
Total assets - June 30, 2020	$740,725	$740,725	$-

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the resource sector. At June 30, 2020, one investment made up approximately 80% (December 31, 2019 – 64%) of the total assets of the Company.

For the six months ended June 30, 2020, a 10% decrease in the closing price of this concentrated position would result in an estimated increase in net loss of $0.06 million, or $0.001 per share.

For the six months ended June 30, 2020, a 10% decrease (increase) in the closing prices of its portfolio investments would result in an estimated increase (decrease) in net loss of $0.07 million, or $0.002 per share. This estimated impact on the statement of loss includes the estimated value of the non-traded warrants held, as determined using the Black-Scholes option pricing model.

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and six months ended June 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

9.	Financial instruments (continued)

Market risk (continued)

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at June 30, 2020, a 1% change in interest rates could result in a corresponding nominal change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at June 30, 2020, the Company had the following financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

June 30, 2020
	United States Dollars	British Pound
Cash	$135	$-
Accounts payable and accrued liabilities	(61,326)	(74,444)
Net assets (liabilities)	$(61,191)	$(74,444)

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of June 30, 2020 would result in an estimated increase (decrease) of approximately ($13,600). (December 31, 2019 - $(13,400)).

Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.
ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company audited financial statements for the years ended December 31, 2019 and 2018.
iii.	Prior to maturity, the outstanding loans receivable are carried at their discounted value. Following their maturity, loans receivables are carried at their estimated realizable value.

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and six months ended June 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

9.	Financial instruments (continued)

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at June 30, 2020.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique -observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$697,448	$-	$-	$697,448
June 30, 2020	$697,448	$-	$-	$697,448

The Company does not have Level 2 and Level 3 investments as at June 30, 2020 and December 31, 2019.

10.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any externally imposed capital requirements other than of the TSXV which has certain working capital and financial resource requirements to be available to maintain operations and cover general and administration expenses. TSXV will consider, among other things, the listed issuer’s ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings in the condensed interim financial statements regarding the listed issuer’s ability to continue as a going concern. There were no changes to the Company’s capital management during the six months ended June 30, 2020. As of June 30, 2020, the Company may not be compliant with the policies of the TSXV. The impact of any such violation is not known and is ultimately dependent on the discretion of the TSXV.

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and six months ended June 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

11.	Related party disclosures

a)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of June 30, 2020 and December 31, 2019.

Investment	Nature of relationship	Estimated Fair value	% of FV
QuestCap Inc.	Former director (Stan Bharti), and common shareholders	$ 8,250	1.2%
Sulliden Mining Capital Inc.	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders / warrant holders	590,948	84.7%
Yukoterre Resources Inc.	Officer (Kenny Choi) and common shareholders	98,250	14.1%
Total investment - June 30, 2020		$ 697,448	100.0%

Public Issuer	Nature of relationship	Estimated Fair Value	% of FV
ARHT Media Inc.	Director (William Steers), and common shareholders /warrant holders	$ -	0.0%
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders /warrant holders	128,700	20.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders / warrant holders	404,575	65.0%
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi) and common shareholders	90,000	14.4%
Total investment - December 31, 2019		$ 623,275	100.0%

The Company has a diversified base of investors. To the Company’s knowledge, Forbes & Manhattan Inc. holds more than 10% of the Company’s common shares as at June 30, 2020 and December 31, 2019.

b)	During the six months ended June 30, 2020 and 2019, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Six months ended June 30,
	2020	2019
2227929 Ontario Inc.	$60,000	$60,000
Forbes & Manhattan Inc.	60,000	60,071
	$120,000	$120,071

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at June 30, 2020, the Company had a payable balance of $485,009 (December 31, 2019 - $439,007) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. 2227929 Ontario Inc. participated in the Company’s June 2020 private placement financing and subscribed 822,617 units for gross proceeds of $24,679. Fred Leigh, a Director and Officer of the Company, is also a director of 2227929 Ontario Inc.

In August 2017, Forbes became an insider of the Company owning approximately 34.9% (approximately 27.9% at December 31, 2019) outstanding shares of the Company through acquisition of Quebec Gold royalty interests. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. As at June 30, 2020 the Company had a payable balance of $45,200 (December 31, 2019 - $135,680). Such amounts are unsecured, with no fixed terms of repayment. Forbes participated in the Company’s June 2020 private placement financing and subscribed an aggregate 5,275,989 units for gross proceeds of $158,280 owning approximately 27.4 % of the Company as at June 30, 2020.

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and six months ended June 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

11.	Related party disclosures (continued)

Included in accounts payable and accrued liabilities were expenses of GBP44,228 ($74,444) (December 31, 2019 - $75,957) expenses owed to Vik Pathak, a former director and officer of Routemaster.

c)	Compensation of key management personnel of the Company:

The remuneration of directors and other members of key management personnel during the six months ended June 30, 2020 and 2019 were as follows:

	Six months ended June 30,
	2020	2019
Short-term benefits	$33,000	$93,000
	$33,000	$93,000

At June 30, 2020, the Company had $46,170 (December 31, 2019 - $96,239) owing to its current key management, and $729,740 (December 31, 2019 - $655,296) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

In connection with the June 2020 private placement financing, a director and officer subscribed 1,506,667 units through a Company under his control for gross proceeds of $45,200. In addition, an officer subscribed 166,667 units for gross proceeds of $5,000.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

12.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $672,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim financial statements. Minimum commitments remaining under these contracts were approximately $160,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company intends to defend the matter and is currently reviewing its options with regards to this action.